June 2010 Pricing Sheet dated June 24, 2010 relating to Preliminary Terms No. 407 dated May 25, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities
Two ELKS® Each Based Upon a Different Common Stock
Equity LinKed Securities (“ELKS®”)
PRICING TERMS FOR ALL ELKS – June 24, 2010
Issuer:	Morgan Stanley
Stated principal amount:	$10 per ELKS
Issue price:	$10 per ELKS (see “Commissions and Issue Price” below)
Payment at maturity:	If on any trading day from but excluding the pricing date to and including the valuation date:
•	the closing price has not decreased to or below the downside threshold price, then you will receive an amount in cash equal to $10 per ELKS; or
•
the closing price has decreased to or below the downside threshold price, then you will receive shares of the underlying equity in exchange for each ELKS in an amount equal to the equity ratio per ELKS or, if we so elect, the cash value (determined as of the valuation date) of such shares. The value of those shares of the underlying equity or that cash, as applicable, may be significantly less than the stated principal amount of the ELKS and may be zero.

Observation price:	Closing price
Initial equity price:	The initial equity price for each ELKS will be the closing price of the underlying equity on the pricing date. See “Specific Terms for Each ELKS—Initial equity price” below.
Equity ratio:
For each ELKS, the stated principal amount divided by the initial equity price, subject to adjustments for certain corporate events affecting the underlying equity issuer.  See “Specific Terms for Each ELKS—Equity ratio” below.

Pricing date:	June 24, 2010
Original issue date:	June 29, 2010 (3 business days after the pricing date)
Listing:	The ELKS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

SPECIFIC TERMS FOR EACH ELKS
Underlying equity:	JPMorgan Chase & Co. common stock	Intel Corporation common stock
Underlying equity issuer:	JPMorgan Chase & Co. (“JPM”)	Intel Corporation (“INTC”)
Maturity date:	December 27, 2010	December 27, 2010
Coupon:	9% per annum (approximately equivalent to $0.4450 per ELKS for the term of the ELKS), paid monthly and calculated on a 30/360 basis.	8.25% per annum (approximately equivalent to $0.4079 per ELKS for the term of the ELKS), paid monthly and calculated on a 30/360 basis.
Coupon payment dates:	Monthly, on the 27th of each month, beginning on July 27, 2010	Monthly, on the 27th of each month, beginning on July 27, 2010
Downside threshold price:	$28.5225, which is 75% of the initial equity price	$16.256, which is 80% of the initial equity price
Valuation date:	December 21, 2010, subject to adjustment for non-trading days and certain market disruption events	December 21, 2010, subject to adjustment for non-trading days and certain market disruption events
CUSIP:	61759G810	61759G828
ISIN:	US61759G8107	US61759G8289
Initial equity price:	$38.03	$20.32
Equity ratio:	0.26295	0.49213
Aggregate principal amount:	$84,000,000	$34,200,000
Commissions and Issue Price:	Per JPM ELKS	Total	Per INTC ELKS	Total
Price to public(1)	$10	$84,000,000	$10	$34,200,000
Agent’s commissions(1)(2)	$0.15	$1,260,000	$0.15	$513,000
Proceeds to issuer	$9.85	$82,740,000	$9.85	$33,687,000
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of ELKS purchased by that investor.  The lowest prices payable by an investor are $9.95 per JPM ELKS and $9.95 per INTC ELKS.  Please see “Syndicate Information” on page 8 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., fixed sales commissions of $0.15 for each JPM ELKS and $0.15 for each INTC ELKS they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for ELKS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 407 dated May 25, 2010
Prospectus Supplement for ELKS dated February 9, 2010
Prospectus dated December 23, 2008

The ELKS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.